UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	SCHEDULE 13D
	(Amendment No. 1)

	Under the Securities Exchange Act of 1934


	Maxco, Inc.
	(Name of Issuer)

	Common Stock, $1,00 par value
	(Title of Class of Securities)

	577723-10-9
	(CUSIP Number)

	Melissa Dehn
	3107 Lone Tree Way, Suite B
	Antioch, CA  94509
	(925) 778-2390
	(Name, Address and Telephone Number of Person
	Authorized to Receive Notices and Communications)

	February 23, 2001
	(Date of Event which Requires
	Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 638560102	SCHEDULE 13D	Page 2 of 7



 1   Name of Reporting Person		ROI Capital Management, Inc.
     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]


 3   SEC USE ONLY



 4   Source of Funds                                         WC

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]


 6   Citizenship or Place of Organization
     California

     NUMBER OF         7   Sole Voting Power           689,954
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      689,954
     PERSON
     WITH             10   Shared Dispositive Power    -0-

11   Aggregate Amount Beneficially Owned by Each Reporting Person
             689,954

12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
Shares
                   [ ]

13   Percent of Class Represented by Amount in Row 11
                   22.2%

14   Type of Reporting Person
                   CO, IA



CUSIP No. 638560102	SCHEDULE 13D	Page 3 of 7



 1   Name of Reporting Person		Mark T. Boyer
     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]


 3   SEC USE ONLY



 4   Source of Funds                                         WC

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]


 6   Citizenship or Place of Organization
     United States

     NUMBER OF         7   Sole Voting Power           689,954
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      689,954
     PERSON
     WITH             10   Shared Dispositive Power    -0-

11   Aggregate Amount Beneficially Owned by Each Reporting Person
             689,954

12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
Shares
                   [ ]

13   Percent of Class Represented by Amount in Row 11
                   22.2%

14   Type of Reporting Person
                   IN



CUSIP No. 638560102	SCHEDULE 13D	Page 4 of 7



 1   Name of Reporting Person		Mitchell J. Soboleski
     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]


 3   SEC USE ONLY



 4   Source of Funds                                         WC

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]


 6   Citizenship or Place of Organization
     United States

     NUMBER OF         7   Sole Voting Power           689,954
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      689,954
     PERSON
     WITH             10   Shared Dispositive Power    -0-

11   Aggregate Amount Beneficially Owned by Each Reporting Person
             689,954

12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
Shares
                   [ ]

13   Percent of Class Represented by Amount in Row 11
                   22.2%

14   Type of Reporting Person
                   IN



CUSIP No. 638560102	SCHEDULE 13D	Page 5 of 7


Item 1.   Security and Issuer

This Schedule 13D ("Schedule") relates to shares of common stock, $1.00 par value (the "Common Stock"), of Maxco, Inc. (the
"Issuer").  The principal executive office of the Issuer is 1118
Centennial Way, Lansing, MI  48917.

Item 2.   Identity and Background

This Schedule is filed on behalf of ROI Capital Management, Inc.,
Mark T. Boyer and Mitchell J. Soboleski ("Reporting Entities"), whose principal business office address is 17 E. Sir Francis
Drake Blvd., Suite 225, Larkspur, CA  94939.

Reporting Entities can be deemed to have benefical ownership due to the fact that Reporting Entities have dispositive authority of the reported securities held in advisory accounts of ROI Capital Management, Inc. Reporting entities do not own any of the reported securities directly, only through an interest in one or more of the advisory accounts.

ROI Capital Management, Inc. is an investment advisor registered as such with the SEC. ROI Capital Management, Inc. has 2 owners, Mark T. Boyer, President and Mitchell J. Soboleski, Secretary.

None of ROI Capital Management, Inc., or ROI Capital Management,
Inc.'s officers have, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of ROI Capital Management, Inc., or ROI Capital Management, Inc.'s officers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ROI Capital Management, Inc. is a California corporation, and
Mitchell J. Soboleski and Mark T. Boyer are United States citizens.

Item 3.   Source and Amount of Funds or Other Consideration

Funds for the purchases of Common Stock were obtained from the working capital of advisory clients.

Item 4.   Purpose of Transaction.

The purchases of Common Stock were made solely for investment purposes. Depending upon market conditions and other factors, ROI Capital Management may acquire additional securities of the Issuer, or alternatively, may dispose of some or all of the securities of the Issuer that it benefically owns.



CUSIP No. 638560102        SCHEDULE 13D             Page 6 of 7



Item 5.   Interest in Securities of the Issuer

(a),(b) Reference is made hereby to Items 7-11 and 13 of page two (2), three (3) and four (4) of this Schedule, which Items are incorporated by reference herein. Of the shares beneficially owned, none are owned by reporting persons, except for dispositive power and interests held in advisory accounts of ROI Capital Management, Inc.

(c) ROI Capital Management, Inc. effected the following purchases through registered broker-dealers in the last sixty days for its' advisory accounts:

		Number of
	Date	Shares	Price/unit

	12/26/00	200	7.625
	12/29/00	700	7.152
	12/29/00	1000	7.152
	12/29/00	2000	7.152
	01/02/01	200	7.375
	01/04/01	200	8
	01/05/01	200	8.5
	01/08/01	200	8.4375
	01/09/01	500	8.0729
	01/09/01	500	8.0729
	01/09/01	200	8.0729
	01/12/01	200	8.5625
	01/18/01	200	8.375
	01/26/01	600	7.8672
	01/26/01	1000	7.8672
	01/31/01	1000	7.9
	01/31/01	1000	7.9
	02/12/01	500	6.7625
	02/12/01	500	6.7625
	02/13/01	200	7.6875
	02/14/01	600	7.5625
	02/15/01	200	7.875
	02/16/01	200	7.5625
	02/23/01	2000	8.0547
	02/23/01	1000	8.0547
	02/23/01	500	8.0547
	02/23/01	500	8.0547

(d),(e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     None.
CUSIP No. 638560102        SCHEDULE 13D             Page 7 of 7


Item 7.   Material to be Filed as Exhibits

     None.


Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  May 8, 2001

ROI PARTNERS, L.P.


/s/ Mitchell J. Soboleski
______________________________
Mitchell J. Soboleski
Secretary of ROI Capital Management, Inc.,
Its general partner